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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 11)*

                          GLACIER WATER SERVICES, INC.
  .............................................................................
                                (Name of Issuer)

                                  COMMON STOCK
  .............................................................................
                         (Title of Class of Securities)

                                    376395109
  .............................................................................
                                 (CUSIP Number)

               DAVID J. SHLADOVSKY, C/O KAIM NON-TRADITIONAL, L.P.
  1800 AVENUE OF THE STARS, SECOND FLOOR, LOS ANGELES, CA 90067 (310) 556-2721
  .............................................................................
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   07/13/1999
  .............................................................................
             (Date of Event which Requires Piling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 376395109
                             SCHEDULE 13D                     PAGE 2 OF 9 PAGES

 .............................................................................
 1       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         (A)    KAIM NON-TRADITIONAL, L.P.                       - 95-4486379
         (B)    RICHARD A. KAYNE                                 - ###-##-####
 .............................................................................
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [X]
 .............................................................................
 3       SEC USE ONLY
 .............................................................................
 4       SOURCE OF FUNDS*
 .............................................................................
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(E)                                            [ ]
 .............................................................................
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         (A)      IS A CALIFORNIA LIMITED PARTNERSHIP
         (B)      IS A U.S. CITIZEN
 .............................................................................
                   7      SOLE VOTING POWER
                          (A) 0
NUMBER OF                 (B) 132,566
SHARES            .....................................................
BENEFICIALLY       8      SHARED VOTING POWER
OWNED BY                  (A) 1,116,846
EACH REPORTING            (B) 1,116,846
PERSON WITH       .....................................................
                   9      SOLE DISPOSITIVE POWER
                          (A) 0
                          (B) 132,566
                  .....................................................
                  10      SHARED DISPOSITIVE POWER
                          (A) 1,116,846
                          (B) 1,116,846
 .............................................................................
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
         (A) 1,116,846
         (B) 1,249,412
 .............................................................................
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [ ]
 .............................................................................
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         (A) 39.19%
         (B) 43.84%
 .............................................................................
12       TYPE OF REPORTING PERSON*
         (A) IA
         (B) IN
 .............................................................................

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 376395109            SCHEDULE 13D                  PAGE 3 OF 9 PAGES

 .............................................................................
 1       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ARBCO Associates, L.P. - 95-3214739
 .............................................................................
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [X]
 .............................................................................
 3       SEC USE ONLY
 .............................................................................
 4       SOURCE OF FUNDS*
 .............................................................................
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(E)                                             [ ]
 .............................................................................
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         A CALIFORNIA LIMITED PARTNERSHIP
 .............................................................................
                                     7      SOLE VOTING POWER

NUMBER OF                                   0
SHARES                              ...........................................
BENEFICIALLY                         8      SHARED VOTING POWER
OWNED BY
EACH REPORTING                              337,248
PERSON WITH                         ...........................................
                                     9      SOLE DISPOSITIVE POWER

                                            0
                                    ...........................................
                                    10      SHARED DISPOSITIVE POWER

                                            337,248
 .............................................................................
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

         337,248
 .............................................................................
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                        [ ]
 .............................................................................
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         11.83%
 .............................................................................
12       TYPE OF REPORTING PERSON*

         PN
 .............................................................................

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 376395109              SCHEDULE 13D                 PAGE 4 OF 9 PAGES

 .............................................................................
 1       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         KAYNE, ANDERSON NON-TRADITIONAL INVESTMENTS, L.P. - 95-4198602
 .............................................................................
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                       (b) [X]
 .............................................................................
 3       SEC USE ONLY
 .............................................................................
 4       SOURCE OF FUNDS*
 .............................................................................
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(E)                                           [ ]
 .............................................................................
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         A CALIFORNIA LIMITED PARTNERSHIP
 .............................................................................
                                     7      SOLE VOTING POWER

NUMBER OF                                   0
SHARES                              .........................................
BENEFICIALLY                         8      SHARED VOTING POWER
OWNED BY
EACH REPORTING                              217,640
PERSON WITH                         .........................................
                                     9      SOLE DISPOSITIVE POWER

                                            0
                                    .........................................
                                    10      SHARED DISPOSITIVE POWER

                                            217,640
 .............................................................................
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

         217,640
 .............................................................................
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                        [ ]
 .............................................................................
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         7.64%
 .............................................................................
12       TYPE OF REPORTING PERSON*

         PN
 .............................................................................

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 376395109           SCHEDULE 13D                    PAGE 5 OF 9 PAGES

 .............................................................................
 1       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         OFFENSE GROUP ASSOCIATES, L.P. - 95-4111006
 .............................................................................
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                       (b) [X]
 .............................................................................
 3       SEC USE ONLY
 .............................................................................
 4       SOURCE OF FUNDS*
 .............................................................................
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(E)                                            [ ]
 .............................................................................
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         A CALIFORNIA LIMITED PARTNERSHIP
 .............................................................................
                                     7      SOLE VOTING POWER

NUMBER OF                                   0
SHARES                              .........................................
BENEFICIALLY                         8      SHARED VOTING POWER
OWNED BY
EACH REPORTING                              309,958
PERSON WITH                         .........................................
                                     9      SOLE DISPOSITIVE POWER

                                            0
                                    .........................................
                                    10      SHARED DISPOSITIVE POWER

                                            309,958
 .............................................................................
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

         309,958
 .............................................................................
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                         [ ]
 .............................................................................
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         10.88%
 .............................................................................
12       TYPE OF REPORTING PERSON*

         PN
 .............................................................................

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  United States
                       Securities and Exchange Commission

                                  SCHEDULE 13D
                                AMENDMENT NO. 11

*********************

ITEM 1.  SECURITY AND ISSUER

Common Stock, with $0.01 Par Value.

         Glacier Water Services, Inc.
         2261 Cosmos Court
         Carlsbad, CA  92009

ITEM 2.  IDENTITY AND BACKGROUND

a.        KAYNE ANDERSON INVESTMENT MANAGEMENT, INC.

          Kayne Anderson Investment Management, Inc. (KAIM, Inc.), a Nevada corporation, serves as general partner of KAIM Non-Traditional, L.P. (KAIM N-T, LP), a California limited partnership. KAIM N-T, LP is an investment adviser registered under the Investment Advisers Act. It serves as general partner of and investment adviser to various investment funds, including the following holders of the issuer's Common Stock: ARBCO Associates, L.P., Kayne, Anderson Non-Traditional Investments, L.P., Offense Group Associates, L.P. and Opportunity Associates, L.P., each of which is a California limited partnership. KAIM N-T, LP also serves as investment adviser to other clients, some of which hold the issuer's Common Stock. The principal business address of KAIM, Inc., KAIM N-T, LP and the investment limited partnerships is 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067.

          During the past five years, none of KAIM, Inc., KAIM N-T, LP, or the four investment limited partnerships has been convicted in a criminal proceeding nor has any of them been a party to a civil proceeding of a judicial or administrative body or the subject of any judgments, decrees or final orders from the regulatory bodies.

b.        RICHARD A. KAYNE

          Mr. Kayne, a U.S. citizen, is President, Chief Executive Officer and Director of KAIM, Inc. He also serves as Manager of Kayne Anderson Investment Management, LLC, a California limited liability company (KAIM, LLC), and President and Director of KA Associates, Inc., a Nevada corporation (KA). KAIM, LLC is a registered investment adviser. KA is a registered broker/dealer. The principal business address of KAIM, LLC and KA is 1800 Avenue of the Stars, Second Floor, Los Angeles, CA 90067.

          Mr. Kayne is the controlling shareholder (or member) of KAIM, Inc., KAIM, LLC and KA.

          Mr. Kayne is a Director of Glacier Water Services, Inc.

          During the past five years, none of Mr. Kayne, KAIM, LLC or KA has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body or the subject of any judgments, decrees or final orders from the regulatory bodies.

c. The following persons (in addition to Mr. Kayne) are officers and/or directors of one or more of KAIM, Inc., KA and KAIM, LLC. Each such person is a U.S. citizen whose address is 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067. During the past five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body or the subject of any judgments, decrees or final orders from the regulatory bodies.

          JOHN E. ANDERSON. Chairman of Topa Equities, Ltd., a diversified investment company located at 1800 Avenue of the Stars, Suite 1400, Los Angeles, California 90067. Mr. Anderson is also Director of KAIM, Inc. and KA.

          WILLIAM T. MILLER.     Chief Financial Officer of KAIM, Inc. and KA.

          ALLAN M. RUDNICK.      Manager of KAIM, LLC

          HOWARD M. ZELIKOW.     Vice President and Director of KAIM, Inc.

          ROBERT V. SINNOTT.     Vice President of KAIM, Inc. and
                                 Director of Glacier Water Services, Inc.

          JERRY R. WELCH.        Vice President of KAIM, Inc. and
                                 Chairman/CEO of Glacier Water Services, Inc.

          DAVID J. SHLADOVSKY.   General Counsel and Secretary of KAIM, Inc.
                                 and KA.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Investment partnership and other managed account funds were derived by a combination of cash and security contributions by limited partners or the managed account holder, as applicable.

ITEM 4.  PURPOSE OF TRANSACTION

The shares of the issuer were purchased for investment purposes. Richard A. Kayne, KAIM N-T, LP, and KAIM, LLC, on behalf of themselves and their managed accounts, will consider making further sales or purchases of the shares.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

a. KAIM N-T, LP and Richard A. Kayne report beneficial ownership of 1,116,846 and 1,249,412 shares, representing 39.19% and 43.84% of the shares outstanding, respectively.

b. KAIM N-T, LP has shared voting and dispositive power (with Richard A. Kayne) over its 1,116,846 shares. Richard A. Kayne has sole voting and dispositive power over 132,566 shares and shared voting and dispositive power (with KAIM N-T, LP, KAIM, Inc. or KAIM, LLC) over 1,116,846 shares.

     The shares over which Mr. Kayne has sole voting and dispositive power are held by him directly or by accounts for which he serves as trustee or custodian. The shares over which Mr. Kayne and KAIM N-T, LP have shared voting and dispositive power are held by accounts for which KAIM N-T, LP serves as investment adviser (and, in some cases, as general partner). The shares over which Mr. Kayne and KAIM, LLC have shared voting and dispositive power are held by accounts for which KAIM, LLC serves as investment adviser.

     KAIM N-T, LP disclaims beneficial ownership of the shares reported, except those shares attributable to it by virtue of its general partner interests in certain limited partnerships holding such shares. Mr. Kayne disclaims beneficial ownership of the shares reported, except those shares held by him or attributable to him by virtue of his limited partner interests in such limited partnerships and by virtue of his indirect interest in the interest of KAIM N-T, LP in such limited partnerships.

c. All transactions for the reporting parties were effected by KAIM N-T, LP. Transactions of the shares were made as follows:

  Date      Type   # of shares    Price      Where/how transaction effected
  ----      ----   -----------    -----      ------------------------------
07/01/99     Sell        1,000     $19.88    AMEX
07/02/99       *           400     $19.88    *Distribution to limited partners
07/06/99       *        13,900     $19.88     private transaction
07/12/99       *         3,800     $19.88
07/13/99       *        12,000     $19.88

d.   Not applicable

e.   Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit I    Joint Filing Agreement among Richard A. Kayne and KAIM N-T, L.P.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                       July 23, 1999
------------------------------------------------------
                          Date


                //S// Richard A. Kayne
------------------------------------------------------
                     Richard A. Kayne


KAIM NON-TRADITIONAL, L.P.

By:      Kayne Anderson Investment Management, Inc.


         By: //S// David J. Shladovsky
------------------------------------------------------
                David J. Shladovsky, Secretary

               JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f)(1)



This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "Act") by and between the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.



         //S// Richard A. Kayne
------------------------------------------------------
         Richard A. Kayne



         //S// David J. Shladovsky
------------------------------------------------------
         KAIM Non-Traditional, L.P., by
         David J. Shladovsky, Secretary of
         Kayne Anderson Investment Management, Inc.,
         general partner

                                    EXHIBIT I
             TO SCHEDULE 13D, AMENDMENT NO. 11 OF FILING CONCERNING
                          GLACIER WATER SERVICES, INC.

Filing Parties                                                             Shares
--------------                                                             ------
KAIM Non-Traditional, L.P.

o        Managed Investment Limited Partnerships                           974,746

o        Other Managed Accounts                                            137,100

Richard A. Kayne

o        Direct ownership                                                  132,566

o        Kayne Anderson Investment Management, LLC
           managed accounts                                                  5,000
                                                                         ---------
                                                        Total            1,249,412










 07/23/99